Exhibit 99.2

2024 Annual Shareholders’ Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on May 22, 2024 for action to be taken.

2024 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
ChipMOS TECHNOLOGIES INC. (the “Company”)
ADS CUSIP No.:	16965P202.*
ADS Record Date:	March 28, 2024
Meeting Specifics:

2024 Annual Shareholders’ Meeting - May 30, 2024 at 9:00 A.M. (local time) at the Hsinchu Science Park Life Hub, Einstein Hall, 2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan (the "Meeting").

Meeting Agenda:	Please refer to the Company’s Meeting Handbook which is available at https://www.chipmos.com/english/ir/info.aspx.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated October 31, 2016.
Deposited Securities:	Common shares, par value NT$10 per share, of the Company.
Custodian:	First Commercial Bank.

*ADS CUSIP No. is provided as a convenience only and without any liability for accuracy.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10(b) of the Deposit Agreement, the Depositary agrees not to, and shall take reasonable steps to ensure that the Custodian and each of its nominees, if any, do not, vote the Deposited Securities represented by ADSs other than in accordance with the instructions of Holders as of the ADS Record Date or as provided below. The Depositary shall not exercise any voting discretion over the Deposited Securities.

Please also note that, in accordance with and subject to the terms of Section 4.10(b) of the Deposit Agreement, if the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be adversely affected.

Please further note that, in accordance with and subject to the terms of Section 4.10(b) of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fails to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Notwithstanding anything else contained herein, the Depositary shall represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the relevant meeting. For the avoidance of doubt, if the Depositary has given a discretionary proxy to a person designated by the Company to vote the Deposited Securities, that person shall be free to exercise the votes attaching to those Deposited Securities in any manner he or she wishes, which may not be in the best interests of the Holders.

Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in the total number of Deposited Securities represented by such ADSs owned by a single Holder or Beneficial Owner to exceed limits imposed by applicable law or the Articles of Incorporation of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits.

Please also note that the Company has informed the Depositary that pursuant to Article 165 of the Company Act, the registration of shareholders of the Company will cease from April 1, 2024 to May 30, 2024.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Proposals

III.
Matters for Ratification
1.
Adoption of the Business Report and Financial Statements for fiscal year 2023.
2.
Adoption of the earnings distribution plan for fiscal year 2023.
IV.
Elections
1.
To elect nine directors (including independent directors) of the 11th Board of Directors.
V.
Other Proposals
1.
Release the prohibition on the 11th Board of Directors (including independent directors) from participation in competitive business under Article 209 of the Company Act.

The Company has informed the Depositary that its Board of Directors recommends a "FOR" vote for all proposals.

A	Issues	ChipMOS TECHNOLOGIES INC.

	For	Against	Abstain	Proposal IV. Election of Directors
Proposal III(1)	☐	☐	☐	A. For All or Withhold All
				FOR ELECTION OF ALL DIRECTOR NOMINEES		WITHHOLD VOTE FROM ALL DIRECTOR NOMINEES
Proposal III(2)	☐	☐	☐

Proposal IV.				☐		☐
Except for Director Nominee(s) listed below from whom vote is withheld:
Proposal V(1)	☐	☐	☐
Exception(s)

or
B. Allocated Votes
				To cumulate votes and re-allocate votes among Director Nominees, please indicate next to each Director Nominee’s name the number of votes to be given to each Director Nominee.		Director:
(1) Shih-Jye Cheng
(2) Kun-Yi Chien
(representative, Siliconware Precision Industries Co., Ltd.)
(3) David Chang
(representative, Siliconware Precision Industries Co., Ltd.)
(4) Silvia Su

Independent director:
(5) Yeong-Her Wang
(6) Hong-Tzer Yang
(7) Yuh-Fong Tang
(8) Jyh-Chau Wang
(9) Fu-Chen Lin

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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